

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2015

Via E-mail
William J Clifford
Chief Financial Officer
Gaming and Leisure Properties, Inc.
825 Berkshire Blvd., Suite 400
Wyomissing, PA 19610

> **Re:** **Gaming and Leisure Properties, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-36124**

Dear Mr. Clifford:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Capital Expenditures, page 47

1. Please tell us the amounts of interest you have incurred and capitalized for the periods presented, and to the extent material, disclose these amounts in future filings.

2. In future filings, please clearly describe your capitalization policy as it relates to construction/development costs including, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. Please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Additionally, please disclose payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3629.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief

cc: Desiree Burke